Exhibit 12.1

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31, 2007

(in thousands)

Net income from continuing operations	$216,502
Less: equity income from investees	1,495
Plus: distributed income of equity investees	1,637
Income taxes	135,260
Fixed charges (including securitization certificates)	114,941
Total	$466,845

Interest expense (1)	$107,915
Interest component of rentals (estimated as one-third of rental expense)	7,026
Total	$114,941

Ratio of earnings to fixed charges	4.06

(1)	Interest income, net recorded under FIN 48 is excluded from Interest expense for purposes of this ratio.

Exhibit 12.2

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Year Ended December 31, 2007

(in thousands)

Net income from continuing operations (before preferred stock dividend)	$216,502
Less: equity income from investees	1,495
Plus: distributed income of equity investees	1,637
Income taxes	135,260
Fixed charges (including securitization certificates)	114,941
Total	$466,845

Interest expense (1)	$107,915
Interest component of rentals (estimated as one-third of rental expense)	7,026
Subtotal	114,941
Preferred stock dividend requirements	3,185
Total	$118,126

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.95

(1)	Interest income, net recorded under FIN 48 is excluded from Interest expense for purposes of this ratio.